Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports first quarter 2024 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and derived from the company’s condensed consolidated financial statements which are based on Canadian generally accepted accounting principles (GAAP), specifically International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and are prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. Production volumes are presented on a working-interest basis, before royalties, except for production values from the company's Libya operations, which are presented on an economic basis. Certain financial measures referred to in this news release (adjusted funds from operations, adjusted operating earnings, free funds flow and net debt) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor Energy Inc.’s interest in Fort Hills and Syncrude.

Calgary, Alberta (May 7, 2024)

First Quarter Highlights

•	Generated $3.2 billion in adjusted funds from operations and $1.8 billion in adjusted operating earnings.
•	Record upstream production of 835,000 barrels per day (bbls/d) and record refined product sales of 581,000 bbls/d.
•	Upstream included all-time high Oil Sands production of 785,000 bbls/d and 102% upgrader utilization.
•	Highest-ever first quarter refining throughput of 455,000 bbls/d with 98% overall utilization.
•	Returned $1.0 billion to shareholders via $700 million in dividends and $300 million in share repurchases.

“Our strong 2024 first quarter performance continued to build on the momentum established in the second half of 2023, with our workforce safely and cost-effectively delivering record high volumes and reliability across the board, upstream and downstream,” said Rich Kruger, Suncor’s President and Chief Executive Officer. “Our determination to consistently achieve the highest levels of performance starts with a top-to-bottom focus on the fundamentals of safety, reliability, and profitability and continues with a sense of accountability to deliver on our commitments.”

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

First Quarter Results

Financial Highlights	Q1	Q4	Q1
($ millions, unless otherwise noted)	2024	2023	2023
Net earnings	1 610	2 820	2 052
Per common share(1) (dollars)	1.25	2.18	1.54
Adjusted operating earnings(2)	1 817	1 635	1 809
Per common share(1)(2) (dollars)	1.41	1.26	1.36
Adjusted funds from operations(2)	3 169	4 034	3 002
Per common share(1)(2) (dollars)	2.46	3.12	2.26
Cash flow provided by operating activities	2 787	4 318	1 039
Per common share(1) (dollars)	2.16	3.34	0.78
Capital and exploration expenditures(3)	1 237	1 482	1 028
Free funds flow(2)	1 858	2 482	1 916
Dividend per common share(1) (dollars)	0.55	0.55	0.52
Share repurchases per common share(4) (dollars)	0.23	0.29	0.66
Returns to shareholders(5)	995	1 079	1 564
Net debt(2)	13 485	13 678	15 714

	Q1	Q4	Q1
Operating Highlights	2024	2023	2023
Total upstream production (mbbls/d)	835.3	808.1	742.1
Refinery utilization (%)	98	98	79

(1)	Represented on a basic per share basis.
(2)	Non GAAP financial measures or contains non-GAAP financial measures. See the Non GAAP Financial Measures section of this news release.
(3)	Excludes capitalized interest and capital expenditures related to assets previously held for sale.
(4)	Share repurchases per common share are calculated as the total cost of share repurchases divided by the weighted average number of shares outstanding for the applicable period.
(5)	Includes dividends paid on common shares and repurchases of common shares.

Financial Results

Adjusted Operating Earnings Reconciliation(1)

	Q1	Q4	Q1
($ millions)	2024	2023	2023
Net earnings	1 610	2 820	2 052
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	220	(199)	3
Unrealized (gain) loss on risk management activities	(2)	(9)	18
Gain on significant acquisition and disposal	—	(1 125)	(302)
Asset impairment	—	158	—
Income tax (recovery) expense on adjusted operating earnings adjustments	(11)	(10)	38
Adjusted operating earnings(1)	1 817	1 635	1 809

(1)	Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax recovery on adjusted operating earnings adjustments line. See the Non GAAP Financial Measures section of this news release.

•	Suncor’s adjusted operating earnings of $1.817 billion ($1.41 per common share) in the first quarter of 2024 were comparable to $1.809 billion ($1.36 per common share) in the prior year quarter, primarily due to higher Oil Sands sales volumes and refinery production in Refining and Marketing (R&M), partially offset by lower refined product realizations, lower average Oil Sands price realizations and increased Oil Sands royalties.
•	Suncor’s net earnings were $1.610 billion ($1.25 per common share) in the first quarter of 2024, compared to $2.052 billion ($1.54 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings, net earnings for the first quarter of 2024 and the prior year quarter were impacted by the reconciling items shown in the table above.

•	Adjusted funds from operations were $3.169 billion ($2.46 per common share) in the first quarter of 2024, compared to $3.002 billion ($2.26 per common share) in the prior year quarter, and were influenced by the same factors impacting adjusted operating earnings.
•	Cash flow provided by operating activities, which includes changes in non-cash working capital, was $2.787 billion ($2.16 per common share) in the first quarter of 2024, compared to $1.039 billion ($0.78 per common share) in the prior year quarter.
•	Suncor’s total operating, selling and general (OS&G) expenses were $3.440 billion in the first quarter of 2024, compared to $3.424 billion in the prior year quarter, with the increase primarily due to the company’s increased working interest in Fort Hills and higher share-based compensation expenses, offset by lower commodity costs, decreased maintenance costs in the current quarter and the sale of the company’s U.K. E&P portfolio.
•	As at March 31, 2024, Suncor’s net debt was $13.485 billion, a decrease of $193 million compared to December 31, 2023, and $2.229 billion compared to March 31, 2023.

Operating Results

	Q1	Q4	Q1
(mbbls/d, unless otherwise noted)	2024	2023	2023
Total Oil Sands bitumen production	932.1	866.2	811.3
SCO and diesel production	572.5	495.6	517.6
Inter-asset transfers and consumption	(27.5)	(19.9)	(19.8)
Upgraded production – net SCO and diesel	545.0	475.7	497.8
Bitumen production	297.9	327.0	189.8
Inter-asset transfers	(57.9)	(45.3)	(12.5)
Non-upgraded bitumen production	240.0	281.7	177.3
Total Oil Sands production	785.0	757.4	675.1
Exploration and Production	50.3	50.7	67.0
Total upstream production	835.3	808.1	742.1
Refinery utilization (%)	98	98	79
Refinery crude oil processed	455.3	455.9	367.7

•	Total Oil Sands bitumen production increased to 932,100 bbls/d in the first quarter of 2024, compared to 811,300 bbls/d in the prior year quarter, primarily due to higher absolute bitumen production at Fort Hills, in addition to the company’s increased working interest, and higher bitumen production at Oil Sands operations including record Firebag production.
•	The company’s net synthetic crude oil (SCO) production was 545,000 bbls/d in the first quarter of 2024, compared to 497,800 bbls/d in the prior year quarter, with the current quarter reflecting strong asset performance at Oil Sands Base and the prior year quarter reflecting the impact of unplanned maintenance. Benefiting from Suncor’s regional asset connectivity and yield uplift from Fort Hills bitumen feedstock, Oil Sands Base upgrader utilization was a record 107% in the first quarter of 2024, compared to 95% in the prior year quarter, and Syncrude upgrader utilization was 96% in the first quarter of 2024, compared to 90% in the prior year quarter.
•	Inter-asset transfers were 67,800 bbls/d in the first quarter of 2024, demonstrating increased integration within Suncor’s regional Oil Sands assets. The increase was primarily driven by 41,800 bbls/d of bitumen transferred from Fort Hills to upgrading at Oil Sands Base and 16,100 bbls/d of In Situ bitumen transferred to Syncrude.
•	The company’s saleable non-upgraded bitumen production increased to 240,000 bbls/d in the first quarter of 2024, compared to 177,300 bbls/d in the prior year quarter, reflecting the higher absolute bitumen production noted above.
•	E&P production during the first quarter of 2024 decreased compared to the prior year quarter, primarily due to the divestment of the company’s U.K. portfolio and the absence of production from White Rose, partially offset by the addition of production from Terra Nova as the ramp up of the asset progresses.

•	Refinery crude throughput was 455,300 bbls/d and refinery utilization was 98% in the first quarter of 2024, compared to 367,700 bbls/d and 79% in the prior year quarter, reflecting strong utilizations at all refineries in the current quarter and the impact of restart activities at the company’s Commerce City refinery in the prior year quarter following its weather-related outage.
•	Refined product sales were a record 581,000 bbls/d in the first quarter of 2024, compared to 514,800 bbls/d in the prior year quarter, with the increase due to strong refinery production and the company leveraging its extensive domestic sales network and export channels in the current quarter, as well as the impacts of restart activities at the company’s Commerce City refinery in the prior year quarter.

Corporate and Strategy Updates

•	Launch of loyalty partnership. Petro-Canada™, together with Canadian Tire Corporation, announced the details of the Petro-Points™ and Triangle Rewards® loyalty partnership, which includes the benefits of linking accounts to maximize rewards from each loyalty program. Together, the loyalty partnership between two iconic Canadian brands provides more value and convenience to millions of loyalty members at more than 1,800 Petro-Canada and Canadian Tire Gas+ locations across the country.

Corporate Guidance Updates

There have been no changes to the corporate guidance ranges previously issued on December 5, 2023.

For further details and advisories regarding Suncor’s 2024 corporate guidance, see www.suncor.com/guidance.

Non-GAAP Financial Measures

Certain financial measures in this news release – namely adjusted funds from operations, adjusted operating earnings, free funds flow and net debt, and related per share or per barrel amounts – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Adjusted Operating Earnings

Adjusted operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses adjusted operating earnings to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings are reconciled to net earnings in the news release above.

Adjusted Funds From (Used In) Operations

Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believe reduces comparability between periods.

Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Earnings (loss) before income taxes	1 371	1 477	274	375	1 114	993	(539)	(131)	—	—	2 220	2 714
Adjustments for:
Depreciation, depletion, amortization and impairment	1 185	1 138	170	127	244	220	29	31	—	—	1 628	1 516
Accretion	126	114	16	17	3	2	—	—	—	—	145	133
Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	220	3	—	—	220	3
Change in fair value of financial instruments and trading inventory	2	27	3	(25)	25	28	—	—	—	—	30	30
(Gain) loss on disposal of assets	—	—	—	(1)	—	(11)	(3)	(302)	—	—	(3)	(314)
Share-based compensation	(171)	(60)	3	1	(78)	(27)	(128)	(117)	—	—	(374)	(203)
Settlement of decommissioning and restoration liabilities	(112)	(124)	(2)	(2)	(9)	(7)	—	—	—	—	(123)	(133)
Other	42	16	3	(1)	7	(4)	23	(17)	—	—	75	(6)
Current income tax expense	—	—	—	—	—	—	—	—	(649)	(738)	(649)	(738)
Adjusted funds from (used in) operations	2 443	2 588	467	491	1 306	1 194	(398)	(533)	(649)	(738)	3 169	3 002
Change in non-cash working capital											(382)	(1 963)
Cash flow provided by operating activities											2 787	1 039

Free Funds Flow

Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.

Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Adjusted funds from (used in) operations	2 443	2 588	467	491	1 306	1 194	(398)	(533)	(649)	(738)	3 169	3 002
Capital expenditures including capitalized interest(1)	(995)	(810)	(142)	(138)	(168)	(125)	(6)	(13)	—	—	(1 311)	(1 086)
Free funds flow (deficit)	1 448	1 778	325	353	1 138	1 069	(404)	(546)	(649)	(738)	1 858	1 916

(1)	Excludes capital expenditures related to assets previously held for sale of nil in the first quarter of 2024, compared to $42 million in the first quarter of 2023.

Net Debt and Total Debt

Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt, current portion of long-term lease liabilities, long-term debt and long-term lease liabilities (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).

	March 31	December 31
($ millions, except as noted)	2024	2023
Short-term debt	721	494
Current portion of long-term debt	—	—
Current portion of long-term lease liabilities	378	348
Long-term debt	11 295	11 087
Long-term lease liabilities	3 555	3 478
Total debt	15 949	15 407
Less: Cash and cash equivalents	2 464	1 729
Net debt	13 485	13 678
Shareholders’ equity	44 308	43 279
Total debt plus shareholders’ equity	60 257	58 686
Total debt to total debt plus shareholders’ equity (%)	26.5	26.3
Net debt to net debt plus shareholders’ equity (%)	23.3	24.0
Net debt to net debt plus shareholders’ equity – excluding leases (%)	17.7	18.5

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this news release include references to: Suncor's strategy, focus, goals and priorities and the expected benefits therefrom. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form, Annual Report to Shareholders and Form 40-F, each dated March 21, 2024, Suncor’s Report to Shareholders for the Fourth Quarter of 2024 dated February 21, 2024, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR+ at sedarplus.ca or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

To view a full copy of Suncor’s first quarter 2024 Report to Shareholders and the financial statements and notes (unaudited), visit Suncor's profile on sedarplus.ca or sec.gov or visit Suncor’s website at suncor.com/financialreports.

To listen to the conference call discussing Suncor's first quarter results, visit suncor.com/webcasts.

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor’s operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada™ retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investments in power and renewable fuels. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange and the New York Stock Exchange.

For more information about Suncor, visit our web site at suncor.com

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